UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Euroseas Ltd. (the "Company") announcing the results of the Company's 2019 Annual Meeting of Shareholders held on June 21, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 24, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

Euroseas Ltd. Announces the Results of Its 2019 Annual General Meeting of Shareholders

Maroussi, Athens, Greece – June 24, 2019 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the official results of its 2019 Annual General Meeting, held on June 21, 2019 at 10:30 a.m. local time in New York, NY USA.  The following proposals were approved by the Company's shareholders:

1.	Mr. Apostolos Tamvakakis and Mr. George Taniskidis were re-elected as the Class C Directors to serve for a term of three years until the 2022 Annual Meeting of Shareholders ("Proposal One");

2.
An amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-twelve, inclusive, to be determined by the Company's Board of Directors in its discretion, and to authorize the Company's Board of Directors to implement the reverse stock split at any time prior to the Company's 2020 Annual Meeting of Shareholders by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two"); and

3.	Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2019 ("Proposal Three").

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

With the previously announced acquisitions (which are subject to regulatory approval including approval from NASDAQ) Euroseas has a fleet of 15 vessels, including 14 Feeder containerships and 1 Intermediate Container carrier with cargo capacity of 34,071 teu.

Visit Euroseas’ website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis / Judit Csepregi President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com